Exhibit 99.1

China Digital TV Announces Unaudited Fourth Quarter and Full Year 2014 Results

BEIJING, China, March 10, 2015 —China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems and comprehensive services to China’s expanding digital television market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Highlights for the Fourth Quarter 2014

●	Net revenues in the fourth quarter of 2014 were US$29.2 million, representing a 12.8% increase from the same period in 2013 and a 72.3% increase from the third quarter of 2014.

●	China Digital TV shipped approximately 5.15 million smart cards in the fourth quarter of 2014, compared to 4.95 million in the same period in 2013 and 3.35 million in the third quarter of 2014.

●	Gross margin in the fourth quarter of 2014 was 80.9%, compared to 76.4% in the same period in 2013 and 75.5% in the third quarter of 2014.

●	Diluted earnings per American depositary share (each representing one ordinary share), or ADS, in the fourth quarter of 2014 were US$0.18, compared to US$0.17 in the same period in 2013 and US$0.02 in the third quarter of 2014.

Highlights for Full Year 2014

●	Net revenues in 2014 were US$81.5 million, representing a 6.5% decrease from 2013.

●	China Digital TV shipped approximately 15.60 million smart cards in 2014, compared to 17.00 million smart cards in 2013.

●	Gross margin was 77.6% in 2014, compared to 75.1% in 2013.

●	Diluted earnings per ADS in 2014 were US$0.34 compared to US$0.41 in 2013.

“We are pleased to report a solid performance in the fourth quarter of 2014, with smart card shipments and net revenue both exceeding our guidance,” said Dr. Lu Zengxiang, China Digital TV's acting chief executive officer. “Our traditional smart card business continued to see steady demand from our major customers, including those in Sichuan, Jiangsu, Jiangxi, Guangdong and Shandong. In the fourth quarter, China Digital TV maintained a leading position in the Chinese smart card market with a 53% share.”

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Dr. Lu continued, “In addition to the traditional CA market, we continued to expand our value-added services business in this quarter. We saw further developments in our strategic cloud computing partnership with Beijing Gehua CATV Network Co., Ltd, which grew from 10,000 streams in testing in the third quarter of 2014 to 20,000 streams in the fourth quarter of 2014. We believe the partnership will demonstrate the value of such collaboration to cable operators across China. Our overseas business also saw steady growth. Besides Southeast Asia, where we have made good progress in recent quarters, we will continue to explore opportunities in other emerging markets with diversified businesses.”

Ms. Yue Qian, China Digital TV’s acting chief financial officer, commented, “In the fourth quarter, strong top-line growth allowed us to maintain a high gross margin, and effective execution helped us maintain stable operating expenses and increase operating margins compared with the same period in 2013. We will continue to evaluate the best ways to manage our operating expenses and improve overall efficiency.”

Fourth Quarter 2014 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).)

In the fourth quarter of 2014, China Digital TV generated net revenues of US$29.2 million, an increase of 12.8% from the fourth quarter of 2013 and an increase of 72.3% from the third quarter of 2014. The year-over-year increase was primarily due to increases in revenues from (i) services such as head-end system integration, and licensing income and (ii) sales of other products, such as the network broadcasting platform. The quarter-over-quarter increase was principally due to increases in revenues from (i) sales of smart cards and other products, such as the network broadcasting platform, and (ii) services such as head-end system integration, and licensing income.

In the fourth quarter of 2014, revenues from the Company’s top five customers accounted for 26.5% of total revenues, compared to 20.8% in the third quarter of 2014.

Revenue Breakdown

	For the three months ended
	December 31,	September 30,	December 31,
	2014	2014	2013
	(in U.S. dollars, in thousands)
Products:
Smart cards	$22,145	$14,382	$23,360
Other products	2,354	1,556	1,576
Subtotal	24,499	15,938	24,936
Services:
Head-end system integration	3,210	713	531
Head-end system development	737	208	484
Licensing income	1,155	182	259
Royalty income	152	126	46
Other services	11	2	-
Subtotal	5,265	1,231	1,320
Total revenues	$29,764	$17,169	$26,256

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Revenues from smart cards and other products in the fourth quarter of 2014 were US$24.5 million, representing a decrease of 1.8% from the same period in 2013 and an increase of 53.7% from the third quarter of 2014. The year-over-year decrease was primarily due to a decrease in revenues from smart card sales caused by a decline in average selling price (“ASP”), and was partially offset by an increase in revenues from sales of other products, such as the network broadcasting platform. The quarter-over-quarter increase was mainly due to an increase in smart card shipments, as well as an increase in revenues from the network broadcasting platform. Revenues from sales of smart cards and other products accounted for 82.3% of total revenues in the fourth quarter of 2014, compared to 92.8% in the preceding quarter.

Revenues from services in the fourth quarter of 2014 were US$5.3 million, an increase of 298.9% from the same period in 2013 and an increase of 327.7% from the third quarter of 2014. The year-over-year and quarter-over-quarter increases were primarily due to increases in revenues from head-end system integration and licensing income. Revenues from services accounted for 17.7% of total revenues in the fourth quarter of 2014, compared to 7.2% in the preceding quarter.

Gross profit in the fourth quarter of 2014 was US$23.6 million, an increase of 19.3% from the same period in 2013 and an increase of 84.6% from the third quarter of 2014. Gross margin, which is equal to gross profit divided by net revenues, in the fourth quarter of 2014 was 80.9%, compared to 76.4% in the same period in 2013 and 75.5% in the third quarter of 2014. The year-over-year increase was primarily due to a decrease in cost of revenues in the fourth quarter of 2014, reflecting the higher inventory write-down the Company took in the fourth quarter in 2013. The quarter-over-quarter increase was mainly due to an increase in revenues from services, the gross margin on which also increased.

In the fourth quarter of 2014, the ASP of smart cards was relatively stable compared to the third quarter of 2014. In addition, the unit cost of smart cards decreased by 13.4% compared to the third quarter of 2014.

Operating expenses in the fourth quarter of 2014 were US$11.8 million, an increase of 16.1% from the same period in 2013 and an increase of 12.5% from the third quarter of 2014.

•	Research and development expenses in the fourth quarter of 2014 were US$4.4 million, an increase of 7.3% from the same period in 2013 and a decrease of 5.3% from the third quarter of 2014. The year-over-year increase was primarily due to an increase in average compensation. The quarter-over-quarter decrease was mainly due to annual bonus adjustment, which was partially offset by an increase in project development expenses.

•	Selling and marketing expenses in the fourth quarter of 2014 were US$3.2 million, a decrease of 18.7% from the same period in 2013 and a decrease of 5.3% from the third quarter of 2014. The year-over-year decrease was mainly due to a decrease in marketing expenses. The quarter-over-quarter decrease was mainly due to annual bonus adjustment.

•	General and administrative expenses in the fourth quarter of 2014 were US$4.2 million, an increase of 98.1% from the same period in 2013 and an increase of 71.7% from the third quarter of 2014. The year-over-year and quarter-over-quarter increases were mainly due to increases in consulting expenses, as well as allowance for doubtful accounts.

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Income from operations in the fourth quarter of 2014 was US$11.9 million, a 22.7% increase from the same period in 2013 and a 408.8% increase from the third quarter of 2014.

Operating margin, defined as income from operations divided by net revenues, in the fourth quarter of 2014 was 40.5%, compared to 37.3% in the same period in 2013 and 13.7% in the third quarter of 2014.

Interest income in the fourth quarter of 2014 was US$0.2 million, a 75.0% decrease from the same period in 2013 and a 13.5% increase from the third quarter of 2014.

Income tax expenses in the fourth quarter of 2014 were US$3.6 million, compared to US$1.1 million in the same period of 2013 and US$1.6 million in the third quarter of 2014. In the fourth quarter of 2013, the Company's PRC operating subsidiary, Beijing Super TV Co., Ltd., was designated as a "key software enterprise" for the tax years of 2013 and 2014 by the relevant PRC government authorities and, as a result, was entitled to a preferential income tax rate of 10% in each of those years. As the Company accrued income tax expenses at a rate of 15% in the first three quarters of 2013, the accrued income tax expenses were partially reversed in the fourth quarter of 2013. The year-over-year increase was mainly due to the above mentioned preferential income tax adjustment in the fourth quarter of 2013, as well as an increase in taxable income in the quarter of 2014. The quarter-over-quarter increase was primarily due to an increase in taxable income.

Net loss attributable to noncontrolling interest in the fourth quarter of 2014 was US$0.7 million, an increase of 145.5% from the same period in 2013 and an increase of 79.5% from the third quarter of 2014. The year-over-year and quarter-over-quarter increases were largely due to increases in net losses recorded by the Company’s majority-owned subsidiaries.

Net income attributable to holders of ordinary shares in the fourth quarter of 2014 was US$10.9 million, an increase of 8.9% from the same period in 2013 and an increase of 629.6% from the third quarter of 2014.

Non-GAAP net income attributable to holders of ordinary shares, defined as net income excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, in the fourth quarter of 2014 was US$11.1 million, an increase of 6.1% from the same period in 2013 and an increase of 541.9% from the third quarter of 2014. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliation of non-GAAP measures” set forth at the end of this release.

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Balance Sheet and Cash Flow

As of December 31, 2014, China Digital TV had cash and cash equivalents and restricted cash totaling US$62.1 million. In the fourth quarter of 2014, cash flow generated from operations was approximately US$4.8 million.

Full Year 2014 Results

Revenue Breakdown

	For the twelve months ended
	December 31,	December 31,
	2014	2013
	(in U.S. dollars, in thousands)
Products:
Smart cards	$67,108	$78,256
Other products	6,412	4,670
Subtotal	73,520	82,926
Services:
Head-end system integration	4,591	2,731
Head-end system development	1,566	1,103
Licensing income	2,516	1,098
Royalty income	585	512
Other services	165	77
Subtotal	9,423	5,521
Total revenues	$82,943	$88,447

Net revenues in 2014 were US$81.5 million, a 6.5% decrease from US$87.2 million in 2013 primarily due to a decrease in revenues from sales of smart cards, which were partially offset by increases in revenues from head-end system integration, licensing income and other products, such as surface mounted chips and the network broadcasting platform.

Revenues from smart cards and other products in 2014 were US$73.5 million, a decrease of 11.3% from 2013, mainly due to a decline in revenues from sales of smart cards, which, in turn, was primarily attributable to decreases in both sales volume and ASP in 2014 compared to 2013. Revenues from smart cards and other products represented 88.6% of total revenues in 2014.

In 2014, revenues from the Company’s top five customers accounted for 26.9% of total revenues, compared to 20.6% in 2013.

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Revenues from services in 2014 were US$9.4 million, an increase of 70.7% from 2013, primarily due to an increase in head-end system integration and licensing income. Revenues from services represented 11.4% of total revenues in 2014.

Gross profit in 2014 was US$63.3 million, a decrease of 3.4% from US$65.5 million in 2013. Gross margin was 77.6% in 2014, compared to 75.1% in 2013. The increase in gross margin was primarily due to a decrease in cost of revenues, reflecting higher inventory write-downs with respect to surface mounted chips, video-on-demand and multimedia home entertainment boxes in 2013.

In 2014, the ASP of smart cards decreased by 6.5% compared to 2013. In addition, the unit cost of smart cards increased by 1.3% compared to 2013.

Operating expenses in 2014 were US$42.1 million, a decrease of 4.7% from US$44.2 million in 2013.

•	Research and development expenses in 2014 decreased by 10.3% to US$17.3 million from US$19.3 million in 2013, mainly due to a decrease in project development expenses, office rent expenses, and personnel related expenses resulting from lower research and development headcount, as well as a decrease in share-based compensation.

•	Sales and marketing expenses in 2014 decreased by 7.2% to US$13.9 million from US$15.0 million in 2013. The decrease was primarily due to a decrease in share-based compensation and marketing expenditures.

•	General and administrative expenses in 2014 increased by 9.8% to US$10.9 million from US$10.0 million in 2013. The increase was mainly due to an increase in consulting expenses.

Income from operations in 2014 was US$21.2 million, a decrease of 0.6% from 2013.

Operating margin, defined as income from operations divided by net revenues, was 26.0% in 2014, compared to 24.5% in 2013.

Net income attributable to China Digital TV Holding Co., Ltd. in 2014 was US$20.9 million, a decrease of 14.4% from US$24.4 million in 2013.

U.S. Federal Income Taxation

Based on the Company’s analysis of the value of the Company’s assets and income for the taxable year ended December 31, 2014, the Company believes it was not a passive foreign investment company ("PFIC") for the taxable year ended December 31, 2014. There can be no assurance that the Company will not be a PFIC for the taxable year ending December 31, 2015 or future taxable years, as PFIC status is tested each year and depends on the Company's assets and income in such year. In addition, based on an analysis of the value of the Company’s assets as of the end of prior years, the Company was a PFIC during the taxable years ended December 31, 2009 through 2013 for U.S. federal income tax purposes. Certain holders of the Company’s ADSs or ordinary shares that are subject to U.S. federal income tax and that held ADSs or ordinary shares during any year in which the Company was treated as a PFIC will be subject to special rules that may have materially adverse consequences. Further details about the PFIC rules are available in the Company’s annual reports on Form 20-F for the fiscal year ended December 31, 2013. U.S. holders (as defined in the Form 20-F) of the Company’s ADSs should generally be able to make a mark-to-market election under the PFIC rules. U.S. holders of the Company’s ADSs are advised to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances, including the consequences of making a mark-to-market election.

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Business Outlook

Based on information available as of March 10, 2015, China Digital TV expects smart card shipments for the first quarter of 2015 to be in the range of 2.9 million to 3.2 million. Net revenues for the first quarter of 2015 are expected to be in the range of US$13.4 million to US$14.6 million.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Tuesday, March 10, 2015, U.S. Eastern Time (8:00 a.m. on Wednesday, March 11, 2015, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong Toll Free:	800-905-945
China Toll Free:	400-120-1203

Passcode: China Digital TV Conference Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 9:00 p.m. on March 10, 2015 and 9:00 p.m. on March 17, 2015 U.S. Eastern Time.

Replay Dial-in Information

United States:	+1-877-344-7529
International:	+1-412-317-0088
Conference ID:	10061048

In addition, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2015 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

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Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of such affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

Brunswick Group

Tel: +86-10-5960-8600

Email: chinadigital@brunswickgroup.com

In the United States:

Brunswick Group

Tel: +1-212-333 3810

E-mail: chinadigital@brunswickgroup.com

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China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the three months ended
	December 31,	September 30,	December 31
	2014	2014	2013

Revenues:
Products	$24,499	$15,938	$24,936
Services	5,265	1,231	1,320
Total revenues	29,764	17,169	26,256
Business and sales related taxes	(537)	(205)	(339)
Net revenues	29,227	16,964	25,917

Cost of revenues:
Products	(4,083)	(3,276)	(5,065)
Services	(1,507)	(886)	(1,040)
Total cost of revenues	(5,590)	(4,162)	(6,105)
Gross Profit	23,637	12,802	19,812

Operating expenses:
Research and development expenses	(4,430)	(4,677)	(4,127)
Selling and marketing expenses	(3,188)	(3,368)	(3,921)
General and administrative expenses	(4,169)	(2,428)	(2,105)
Total operating expenses	(11,787)	(10,473)	(10,153)

Income from operations	11,850	2,329	9,659

Interest income	151	133	603
Other income	1,930	158	609
Income before income tax	13,931	2,620	10,871
Income tax expenses
Income tax-current	(1,545)	(539)	(468)
Income tax-deferred	(2,054)	(1,051)	(598)
Net income before net income from equity method investments	10,332	1,030	9,805
Net (loss)/income from equity method investments	(70)	93	(39)
Net income	10,262	1,123	9,766
Net loss attributable to noncontrolling interest	675	376	275
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$10,937	$1,499	$10,041

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd
Basic	$0.18	$0.03	$0.17
Diluted	$0.18	$0.02	$0.17

Net income	$10,262	$1,123	$9,766
Other comprehensive (loss) / income, net of tax Foreign currency translation adjustment	(1,050)	778	1,164
Comprehensive income	9,212	1,901	10,930
Comprehensive loss attributable to noncontrolling interest	684	361	263

Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$9,896	$2,262	$11,193

Weighted average shares used in calculating net income per ordinary share
Basic	59,592,861	59,410,254	59,131,103
Diluted	62,221,519	62,376,044	59,328,650

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China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	December 31,	December 31,
	2014	2013

Current assets:
Cash and cash equivalents	$62,042	$79,085
Restricted cash	78	919
Notes receivable	5,417	4,484
Accounts receivable, net	47,977	45,905
Inventories	4,966	5,027
Prepaid expenses and other current assets	8,964	4,032
Deferred costs-current	710	141
Deferred income taxes-current	2,387	2,546
Total current assets	132,541	142,139
Long-term receivable	45	224
Property and equipment, net	880	1,170
Intangible assets, net	440	6
Goodwill	1,402	563
Equity method investments	2,502	3,551
Deferred costs-non-current	516	214
Deferred income taxes-non-current	785	939
Total assets	139,111	148,806

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,298	2,207
Notes payable	86	884
Accrued expenses and other current liabilities	17,652	13,134
Dividend payable	-	57
Deferred revenue-current	4,572	6,542
Income tax payable	3,465	997
Deferred tax liabilities-current	3,727	8,222
Government subsidies-current	167	710
Total current liabilities	31,967	32,753
Deferred revenue-non-current	617	135
Government subsidies-non-current	4,390	4,946
Deferred income taxes-non-current	110	-
Total liabilities	37,084	37,834

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	35,639	32,037
Statutory reserve	17,977	17,907
Retained earnings	22,307	31,122
Accumulated other comprehensive income	25,509	28,940
Total China Digital TV Holding Co., Ltd shareholders’ equity	101,462	110,036
Noncontrolling interest	565	936
Total equity	102,027	110,972
TOTAL LIABILITIES AND EQUITY	$139,111	$148,806

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    China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share and per share data )

	For the twelve months ended
	December 31,	December 31,
	2014	2013

Revenues:
Products	$73,520	$82,926
Services	9,423	5,521
Total revenues	82,943	88,447
Business and sales related taxes	(1,410)	(1,283)
Net revenues	81,533	87,164

Cost of revenues:
Products	(13,845)	(17,009)
Services	(4,384)	(4,652)
Total Cost of Revenues	(18,229)	(21,661)
Gross Profit	63,304	65,503

Operating expenses:
Research and development expenses	(17,276)	(19,251)
Selling and marketing expenses	(13,877)	(14,957)
General and administrative expenses	(10,935)	(9,959)
Total operating expenses	(42,088)	(44,167)

Income from operations	21,216	21,336

Interest income	1,312	1,901
Other income	3,069	534
Income before income taxes	25,597	23,771
Income tax (expenses)/benefits
Income tax-current	(10,638)	1,587
Income tax-deferred	4,265	(2,314)
Net income before net income from equity method investments	19,224	23,044
Net loss from equity method investments, net of income taxes	(59)	(468)
Net income	19,165	22,576
Net loss attributable to noncontrolling interest	1,725	1,832
Net income attributable to holders of ordinary shares	$20,890	$24,408

Net income per share attributable to holders of ordinary shares
Basic	$0.35	$0.41
Diluted	$0.34	$0.41

Net income	$19,165	$22,576
Other comprehensive (loss) / income, net of tax Foreign currency translation adjustment	(3,441)	2,904
Comprehensive income	15,724	25,480
Comprehensive loss attributable to noncontrolling interest	1,735	1,785

Comprehensive income attributable to holders of ordinary shares	$17,459	$27,265

Weighted average shares used in calculating net income per ordinary share
Basic	59,369,708	59,111,594
Diluted	61,716,779	59,176,457

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Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the non-GAAP net income provides meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	December 31,	September 30,	December 31,
	2014	2014	2013
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	10,937	1,499	$10,041
Share-based compensation expenses	78	173	338
Amortization of intangible assets from business acquisitions and equity method investments	52	52	55
Net income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	11,067	1,724	$10,434

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